UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT COMMUNICATIONS’ PLANNED STOCK ACQUISITION OF SECURE-24

On November 13, 2017, the registrant filed with the Tokyo Stock Exchange a notice regarding NTT Communications’ planned stock acquisition of Secure-24. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President
Investor Relations Office

Date: November 13, 2017

November 13, 2017

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding NTT Communications’ Planned Stock Acquisition of Secure-24

NTT Communications Corporation (“NTT Com”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced that it entered into a stock purchase agreement as of November 13, 2017 (Japan Standard Time) with the shareholders of Secure-24 Intermediate Holdings, Inc. (Secure-24), a U.S.-based major provider of managed-IT services, pursuant to which NTT Com will wholly acquire Secure-24. For more details, please see the attached press release by NTT Com.

This acquisition will not have a material impact on NTT’s consolidated results of operations.

For further inquiries, please contact:

Takayuki Kimura or Tatsuya Watanabe
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499

November 13, 2017

NTT Communications to Acquire Secure-24, Leading Provider of Managed Services in U.S.

TOKYO, Japan and SOUTHFIELD, Michigan — NTT Communications Corporation (NTT Com), the ICT solutions and international communications business within the NTT Group (TYO: 9432), and Secure-24 Intermediate Holdings, Inc. (Secure-24), a U.S.-based leading provider of comprehensive managed services, announced today that their respective shareholders entered into a definitive agreement on November 13 (Japan Standard Time), pursuant to which NTT Com will wholly acquire Secure-24.

The demand for managed services is growing steadily worldwide and managed-IT services, one of Secure-24’s core businesses, are expected to see especially significant growth in the U.S. market.

Secure-24 specializes in delivering effective, comprehensive managed services that leverage proprietary, highly automated operation tools. Its clients represent Fortune 1000 companies in sectors including manufacturing, finance, pharmaceuticals, healthcare, insurance, government, transportation and more.

NTT Com will leverage Secure-24’s extensive portfolio of managed application and database services, including SAP, SAP HANA, Oracle, Hyperion, JD Edwards, Microsoft, Epic, custom, industry and other mission-critical applications.

Secure-24 is structured for continued growth, fueled by an in-house training academy that builds engineers from a mid-to-long-term perspective. In addition to over 100 industry and partner awards and acknowledgements, Secure-24 has been named one of Computerworld’s 100 Best Places to Work in IT for five consecutive years.

NTT Com and NTT Group companies including Dimension Data expect to combine Secure-24 services with NTT Group capabilities such as cloud to enhance their ability to meet hybrid IT requirements with high-quality managed services that are increasingly in demand worldwide.

“This acquisition brings the unparalleled service levels, application expertise, security and compliance support of Secure-24 to the global NTT community,” said Mike Jennings, CEO of Secure-24.

Going forward, NTT Com will continue supporting the business transformation of customers by steadily enhancing its IT functions and systems, including for evolving applications on cloud platforms, and thereby satisfy expanding needs for diverse, global managed services.

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including the leading global tier-1 IP network, the Arcstar Universal One™ VPN network reaching over 190 countries/regions, and over 140 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Com | Facebook@NTT Com | LinkedIn@NTT Com

About Secure-24 Intermediate Holdings, Inc.

Secure-24 has 16 years of experience delivering mission critical application hosting, comprehensive managed IT, cloud and security services to enterprises worldwide. Secure-24s focus on superior service, support, governance and compliance has driven industry-leading client satisfaction rates. The company is an SAP certified Hosting, HANA, and Cloud partner and an Oracle Platinum Partner managing Oracle E-Business Suite, PeopleSoft, JD Edwards and Hyperion applications across all industries for businesses of every size. Secure-24 has been named one of Computerworld’s 100 Best Places to Work in IT for five consecutive years. Visit www.secure-24.com to learn more about Secure-24 products and services.

Media Contacts

Mr. Masaki Nomoto, Ms. Minako Yamashita

Public Relations

Corporate Planning Department

NTT Communications

Mail: hodo-cp@ntt.com

Ms. Tawanna Sanders

Director, Marketing

Secure-24 Intermediate Holdings, Inc.

Mail: tawanna.sanders@secure-24.com